March 15, 2023

Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Attn: Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

RE:    Skillz Inc. Form 10-K for the Year Ended December 31, 2021 Filed March 1, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022 Filed November 7, 2022
File No. 001-39243

Dear Mses. Sweeney and Collins,

Set forth below are the responses of Skillz Inc. (the “Company” or “we”) to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company dated March 1, 2023 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reformatted below and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2022
Consolidated Financial Statements
Note 2, Summary of Significant Accounting Policies, Revenue Recognition, page 64

1.You state in your response to prior comment 3 that when Bonus Cash is lost by an end user, that is the point at which you have paid or incurred the cost of the Bonus Cash. Please clarify for us whether end-user incentives are only recognized once. For example, if you newly issue Bonus Cash under one of your End-user Incentive Programs and the end-user uses the Bonus Cash to play a game and wins, tell us whether you recognize sales and marketing expense or a reduction of revenue for the player's use of the Bonus Cash at that time. If the player uses the Bonus Cash from the prior winnings to play more games and continues to win, tell us if any expense or contra-revenue is recognized with each subsequent entry. To the extent you only recognize the cost of the end-user incentive (i.e. as sales and marketing expense or contra revenue) at the point the Bonus Cash is lost in game play, please tell whether revenue related to such Bonus Cash is also only recognized when Bonus Cash is ultimately lost in game play and explain how this is supported in the examples provided in your response. Alternatively, if the cost of Bonus Cash is recognized each time it is used in game play, explain how you determine whether to classify such cost as a reduction of revenue or sales and marketing expense when reused to enter subsequent competitions. If you consider the accounting treatment applied to the initially issued Bonus Cash, tell us how you determined that Bonus Cash previously returned as prior winnings is consistent with the initial classification and describe the methodology used to determine such treatment.

Response:

1(a) Please clarify for us whether end-user incentives are only recognized once.

We respectfully confirm to the Staff that we recognize the entire cost of Bonus Cash only once. Recognition of this cost as a sales and marketing expense or a reduction to revenue occurs when the user utilizes the Bonus Cash to enter a competition and loses.

1(b) For example, if you newly issue Bonus Cash under one of your End-user Incentive Programs and the end-user uses the Bonus Cash to play a game and wins, tell us whether you recognize sales and marketing expense or a reduction of revenue for the player's use of the Bonus Cash at that time.

We do not record either a sales and marketing expense or a reduction to revenue for a player’s use of Bonus Cash when the player utilizes Bonus Cash to enter a competition and wins.

1(c) If the player uses the Bonus Cash from the prior winnings to play more games and continues to win, tell us if any expense or contra-revenue is recognized with each subsequent entry.

If the Bonus Cash returned to the user is used to enter into subsequent competitions and the player continues to win, we do not record any sales and marketing expense or reduction to revenue each time the Bonus Cash is returned to the winning player. We will only incur a cost and therefore record either a sales and marketing expense or a reduction to revenue if the player loses the Bonus Cash.

1(d) To the extent you only recognize the cost of the end-user incentive (i.e. as sales and marketing expense or contra revenue) at the point the Bonus Cash is lost in game play, please tell whether revenue related to such Bonus Cash is also only recognized when Bonus Cash is ultimately lost in game play and explain how this is supported in the examples provided in your response.

We respectfully advise the Staff that any revenue related to Bonus Cash is recognized only once when the Bonus Cash is lost. The example in

Response 2 below illustrates the impact to revenue when Bonus Cash is used and lost in a transaction.

For clarity, as the Bonus Cash lost has become “real cash” for the winning end user, that end user may decide to withdraw it or use that cash to enter into subsequent paid competitions.

1(e) Alternatively, if the cost of Bonus Cash is recognized each time it is used in game play, explain how you determine whether to classify such cost as a reduction of revenue or sales and marketing expense when reused to enter subsequent competitions.

We respectfully advise the Staff that we do not recognize the cost of Bonus Cash when it is returned to the user who won the Competition.

1(f) If you consider the accounting treatment applied to the initially issued Bonus Cash, tell us how you determined that Bonus Cash previously returned as prior winnings is consistent with the initial classification and describe the methodology used to determine such treatment.

As noted above, we recognize Bonus Cash either as a sales and marketing expense or reduction to revenue only when the Bonus Cash is lost in a competition. The classification of the amount of the lost Bonus Cash as either a sales and marketing expense or a reduction to revenue is determined based on the type of Bonus Cash issued in the same month and does not change when Bonus Cash is returned as winnings and is reused to enter subsequent competitions. This assumption is based on our analysis that there is a relatively short period of time between the issuance of Bonus Cash and when it is used and lost in competition. For fiscal year 2022, we estimate that more than 90% of Bonus Cash issued each month was expensed or recorded as a reduction to revenue within 30 days of issuance. On a monthly basis, we track the amount and percentage of each type of Bonus Cash issued and apply the relative percentages to the total Bonus Cash lost during that month to calculate the sales and marketing expense and reduction to revenue (i.e., based on the calculated proportion of Bonus Cash lost that month).

2.Please explain the recording of "Due from Developer" in the illustrative examples provided in your response to comment 3 and how the developer's share would be impacted by the illustrative examples. In this regard, your revenue recognition policy states that developers’ revenue share is calculated solely based upon Entry Fees paid by net cash deposits received from end-users and end-user incentives are not paid for by game developers.

Response:

We respectfully advise the Staff that this example of both players using only Bonus Cash to pay Entry Fees is not a typical fact pattern for the Company, and does not have a material impact on the financial statements, as games almost always include Entry Fees paid for, at least in part, using cash deposits from end users.

Following our response dated February 10, 2023, we wanted to clarify that the examples reflected an incorrect element of our actual accounting treatment related to the developer revenue share.

When Bonus Cash used to enter a competition is lost, we record the entire amount of the lost Bonus Cash as either a sales and marketing expense or a reduction to revenue. In our previous submission, we showed the amount due from the developer, but this was incorrect because the developer revenue share is based on net cash deposits received from end users and end-user incentives are not paid for by game developers, as noted in the Staff’s comment.

In our illustrative example of competition where Entry Fees are paid for with Bonus Cash only, we have updated the example to clarify that the entire cost of the Bonus Cash lost is recorded either as a sales and marketing expense or a reduction to revenue as noted above. We regret any confusion caused by this error and would like to correct the illustrative example below.

Please note that revenue in the illustrative example below excludes any consideration related to the revenue share owed to the game developer, which is determined at month end based on all activities for the month.

Illustrative Example (Updated):

Background: Two end users enter into a competition and they both use Bonus Cash to pay for their respective Entry Fees. The entry fee is $6 for each end user for a total of $12 in Entry Fees and the winning end user will receive $10 in prizes. This $10 prize amount consists of the $6 entry fee that was paid with Bonus Cash plus an additional $4 in winnings that can now be withdrawn. The losing end user loses their $6 entry fee paid with Bonus Cash.

Impact on consolidated financial statements (Updated Response):

The following is the GAAP financial statement impact (with Bonus Cash recorded as either a sales and marketing expense or reduction to revenue based on our accounting policy):

Revenue*	$2	$6 Entry Fees collected from losing player Less $4 Prizes paid to winning player
End User Liability	$4	$4 Prizes paid to the winning player from losing player that now represents “real cash”
Sales and Marketing or Reduction to Revenue	$6	$6 Entry Fees paid for by losing player using Bonus Cash

*Note: To provide clarity to our Response in 1(d) above, we note that revenue shared by Skillz and the game developer is earned from the Entry Fees from the losing player less the Prizes awarded to the winning player In this illustrative example, although total Entry Fees and Prizes are $12 and $10, respectively, of the losing player’s $6 Entry Fees paid for using Bonus Cash, $4 is awarded to the winning player as Prizes, resulting in revenue of $2 to be shared by Skillz and the game developer. The winning player’s Entry Fees of $6 paid for using Bonus Cash are returned as $6 in Prizes to the winning player (resulting in no revenue from the Winning Player’s Entry Fees). As reflected in this example, the entire Bonus Cash amount of $6 lost has been recorded as a sales and marketing expense or as a reduction to revenue based on our accounting policy, as described above.

3.You disclose here that the company is entitled to revenue share based on total Entry Fees for paid Competition, "regardless of how they are paid," net of end-user prizes and other costs to provide Monetization Services. Please revise here and throughout your filing to clarify that Entry Fees used to enter paid competitions can include net cash deposits, cash from prior winnings and end-user incentives. Also, specify that end-user incentives such as Bonus Cash used as Entry Fees can include both newly issued end-user incentives and Bonus Cash that had been returned from prior winnings.

Response:

We will disclose in our filings that Entry Fees used to enter paid competitions can include net cash deposits, cash from prior winnings and end-user incentives. In addition, we will clarify that end-user incentives such as Bonus Cash used as Entry Fees can include both newly issued end-user incentives and Bonus Cash that had been returned from prior winnings.

Form 10-Q for the Quarterly Period Ended September 30, 2022
Our Financial Model, page 31

4.We note from your response to prior comment 3 that you are revising statements previously made in comments 1 and 3 to your response letters dated September 1, 2022 and December 23, 2022, respectively. You now state that you have the ability to estimate the percentage of prior winnings from Bonus Cash versus new cash deposits included in GMV and you provided proposed disclosure for the percentage of 'Prior Winnings' that is Bonus Cash and Cash. Please explain to us how you determine the percentage of 'Prior Winnings' that is Bonus Cash versus Cash as provided in footnote (1) of your proposed disclosure. In this regard, in your September 1, 2022 response you stated that you do not actively monitor the extent to which Bonus Cash is used to enter multiple future paid competitions. Additionally, please reconcile for us the percentages of Bonus Cash in 'Prior winnings' and 'End user incentives' to the amount of end user incentives disclosed in your financial statement footnotes. In this regard, in your correspondence dated December 23, 2022 you provided a reconciliation from the 'End user incentives' percentage of GMV to the amount of end user incentives disclosed in your financial statement notes. Finally, please revise footnote (3) to the table to clarify that 'End user incentives' includes only newly issued incentives.

Response:

4(a) Please explain to us how you determine the percentage of 'Prior Winnings' that is Bonus Cash versus Cash as provided in footnote (1) of your proposed disclosure. In this regard, in your September 1, 2022 response you stated that you do not actively monitor the extent to which Bonus Cash is used to enter multiple future paid competitions.

We respectfully advise the Staff that we track the amount of prior winnings that relate to Bonus Cash as the Bonus Cash that is returned to the winning user (for which we have not recorded any sales and marketing expense or reduction to revenue). The remainder of the prior winnings represents Cash, which includes cash from cash deposits and Bonus Cash won from another user that has become “real cash” and which can either be withdrawn or used to enter into future paid competitions.

We would like to clarify to the Staff that while we are able to track Bonus Cash returned to the winning user in prior winnings, we cannot track the amount of Cash in prior winnings that relates to Bonus Cash won from another player (and has become “real cash”), and can either be withdrawn or used to enter future paid competitions.

4(b) Additionally, please reconcile for us the percentages of Bonus Cash in 'Prior winnings' and 'End user incentives' to the amount of end user incentives disclosed in your financial statement footnotes. In this regard, in your correspondence dated December 23, 2022 you provided a reconciliation from the 'End user incentives' percentage of GMV to the amount of end user incentives disclosed in your financial statement notes.

We would like to clarify to the Staff that ‘End User incentives’ represent the amount of Bonus Cash (and other end user incentives) recorded as a reduction to revenue and the amount recorded as a sales and marketing expense during the respective period (i.e., the total amount of Bonus Cash lost during the period), which corresponds to the amount of end user incentives disclosed in our financial statement notes. As described above, since the Bonus Cash in prior winnings represents the amount returned to winning users, for which we have not recorded any sales and marketing expense or reduction to revenue, this amount is not disclosed in our financial statement notes.

Based on the above, please refer to the reconciliation from the 'End user incentives' percentage of GMV to the amount of end user incentives disclosed in our financial statement notes in Response 3 in our correspondence dated December 23, 2022.

4(c) Finally, please revise footnote (3) to the table to clarify that 'End user incentives' includes only newly issued incentives.

Please refer to the following revised disclosure to footnote (3) to the table to provide clarification, as described above (added/deleted disclosure is denoted by strike/underline):

‘End user incentives’ is based on amounts recorded as a reduction of revenue or sales and marketing expense during the respective period. End-user incentives primarily consist of (i) Bonus Cash, (ii) Ticketz (which can be redeemed for Bonus Cash) and (iii) promotional offers. Bonus Cash relates to all Bonus Cash that has been lost during the period (i.e., when the related cost has been incurred by the Company). Refer to Note 2 of our consolidated financial statements for further information.

5.You disclose that for the nine months ended September 30, 2022 prizes consisted of approximately 7% Bonus Cash returned to the winning player from their Entry Fees, 12% cash and less than 1% physical merchandise. Please revise to clarify what these percentages correspond to and how they relate, if at all, to ‘Prior winnings’ as a percentage of GMV and the related footnote (1) as disclosed in the tabular presentation included in your response.

Response:

We regret the error in the amounts noted by the Staff and would like to clarify that prizes consist of 92% cash, 8% Bonus Cash and less than 1% physical merchandise, as corrected in our response dated February 10, 2023. These figures are similar to ‘Prior Winnings’ as a percentage of GMV as prizes are circulated back to the platform and become a source of GMV each month.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 416-1326. Finally, as communicated by our counsel to the Staff, we intend to address the verbal request communicated by the Staff relating to the expected revisions to our prior financial statements in a separate response letter.

Sincerely,

/s/ Stanley Mbugua
Stanley Mbugua
Chief Accounting Officer

CC: Andrew Paradise
Steven Gavin, Winston & Strawn LLP